SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 11)

                          North East Insurance Company
                                (Name of issuer)

                    Common Stock, par value $1.00 per share
                         (title of class of securities)

                                   659164107
                                 (CUSIP number)

                                 Murry N. Gunty
                          Ballantrae Partners, L.L.C.
                              300 East 56th Street
                                      20-A
                            New York, New York 10022
                                 (212) 583-9085

                                 with copy to

                                Keith C. Jones
                          Drummond Woodsum & MacMahon
                             245 Commercial Street
                                 P.O. Box 9781
                          Portland, Maine 04104-5081
                                (207) 772-1941

                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                  May 6, 1998
            (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (3) or (4), check the following box [ ].

      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on the following pages)


                              (Page 1 of 7 Pages)

CUSIP No.  659164107            13D            Page 2 of  7 Pages

1.    NAME OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Ballantrae Partners, L.L.C.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a)  [ ]
                                                                       (b)  [ ]

3.    SEC USE ONLY


4.    SOURCE OF FUNDS*

      WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 (d) or 2 (e)

                                                                            [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER                  7.    SOLE VOTING POWER

OF                            - 0 -

SHARES                  8.    SHARED VOTING POWER

BENEFICIALLY                  810,000

OWNED BY                9.    SOLE DISPOSITIVE POWER

EACH                          - 0 -

REPORTING              10.    SHARED DISPOSITIVE POWER

PERSON WITH                    810,000

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      810,000

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      27%

14.   TYPE OF REPORTING PERSON*

      OO

                    * SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 659164107                   13D                     Page 3 of 7 Pages


1.    NAME OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Murry N. Gunty

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a)  [ ]
                                                                       (b)  [ ]

3.    SEC USE ONLY


4.    SOURCE OF FUNDS*

      PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 (d) or 2 (e)

                                                                            [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER                  7.    SOLE VOTING POWER

OF                            - 0 -

SHARES                  8.    SHARED VOTING POWER

BENEFICIALLY                    810,000

OWNED BY                9.    SOLE DISPOSITIVE POWER

EACH                          - 0 -

REPORTING              10.    SHARED DISPOSITIVE POWER

PERSON WITH                   810,000

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      810,000

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      27%

14.   TYPE OF REPORTING PERSON*

      IN

                    * SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 659164107                   13D                     Page 4 of 7 Pages

1.    NAME OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Jonathan S. Kern

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a)  [ ]
                                                                       (b)  [ ]

3.    SEC USE ONLY


4.    SOURCE OF FUNDS*

      PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 (d) or 2 (e)

                                                                            [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER                  7.    SOLE VOTING POWER

OF                            - 0 -

SHARES                  8.    SHARED VOTING POWER

BENEFICIALLY                  810,000

OWNED BY                9.    SOLE DISPOSITIVE POWER

EACH                          - 0 -

REPORTING              10.    SHARED DISPOSITIVE POWER

PERSON WITH                   810,000

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      810,000

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      27%

14.   TYPE OF REPORTING PERSON*

      IN

                    * SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 659164107                   13D                    Page 5 of  7 Pages


1.    NAME OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Deborah L. Harmon

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a)  [ ]
                                                                       (b)  [ ]

3.    SEC USE ONLY


4.    SOURCE OF FUNDS*

      PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 (d) or 2 (e)

                                                                            [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER                  7.    SOLE VOTING POWER

OF                            - 0 -

SHARES                  8.    SHARED VOTING POWER

BENEFICIALLY                  810,000

OWNED BY                9.    SOLE DISPOSITIVE POWER

EACH                          - 0 -

REPORTING              10.    SHARED DISPOSITIVE POWER

PERSON WITH                  810,000

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      810,000

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      27%

14.   TYPE OF REPORTING PERSON*

      IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

                               Page 6 of 7 Pages

      This Amendment No. 11 amends and supplements the statement on Schedule 13D (the "Schedule 13D"), previously filed on behalf of Ballantrae partners, L.L.C., a Delaware limited liability company ("Ballantrae"), relating to the Common Stock, par value $1.00 per share of North East Insurance Company, a Maine corporation (the "Company"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

      Item 4 is hereby amended and supplemented by adding the following immediately prior to the last paragraph thereof:

      On Wednesday, May 6, 1998, Murry Gunty, a Managing Director of Ballantrae, was elected a director of the Company at a meeting of the Board of Directors. Mr. Gunty was elected to fill a vacancy created by an increase in the number of directors authorized by the Board. As a result of Mr. Gunty's election, Mr. Gunty, Deborah L. Harmon and Jonathan S. Kern, each of whom is a Managing Director of Ballantrae, now serve on the Company's Board.

                               Page 7 of 7 Pages


                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         May 14, 1998

                                         /s/ JONATHAN S. KERN
                                             ----------------------------------
                                                       (Signature)
                                             Jonathan S. Kern
                                             Managing Director
                                                       (Name/Title)